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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 22)


                                THE LIMITED, INC.
                                (Name of Issuer)


    COMMON STOCK, $0.50 PAR VALUE                              532716-10-7
   ------------------------------                            --------------
   (Title of class of securities)                            (CUSIP number)



                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 9, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


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#788688 v2

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 2
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- --------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            40,499,299
          SHARES
                            ------ --------------------------------------------- --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                           6,058,317
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       41,042,300
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                      6,058,317

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  47,100,617

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [X]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.9%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------                --------------------------------------------------

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 3
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Foundation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------- -------- --------------------------------------------- --------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            708,317
         SHARES
                          -------- --------------------------------------------- --------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                              -0-
        OWNED BY
                          -------- --------------------------------------------- --------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       708,317
       REPORTING
                          -------- --------------------------------------------- --------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                         -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   708,317

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 4
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        Health and Science Interests II
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

--------------------------- ------ --------------------------------------------- --------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                              350,000
          SHARES
                            ------ --------------------------------------------- --------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                              -0-
         OWNED BY
                            ------ --------------------------------------------- --------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                         350,000
        REPORTING
                            ------ --------------------------------------------- --------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                          -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   350,000

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 5
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                        The Wexner Children's Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- ----------------------------------------------------------------- -----------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                             Ohio

------------------------------- -------- ------------------------------------------ -----------------------------------------------
          NUMBER OF                7     SOLE VOTING POWER:                         18,750,000
            SHARES
                                -------- ------------------------------------------ -----------------------------------------------
         BENEFICIALLY              8     SHARED VOTING POWER:                           -0-
           OWNED BY
                                -------- ------------------------------------------ -----------------------------------------------
             EACH                  9     SOLE DISPOSITIVE POWER:                     18,750,000
          REPORTING
                                -------- ------------------------------------------ -----------------------------------------------
         PERSON WITH              10     SHARED DISPOSITIVE POWER:                       -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   18,750,000

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.8%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 6
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Harry, Hannah, David and Sarah Wexner Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- --------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                        5,000,000
            SHARES
                                ------ ----------------------------------------- --------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                          -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                   5,000,000
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                      -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,000,000

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- -----------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 7
-------------------------------------------------------              --------------------------------------------------------------

----------------- ----------------------------------------------- -----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       ASW Holdings, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  31-1654943
----------------- -----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                           (B) [X]
----------------- -----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- --------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- -----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                     [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- --------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- --------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           -0-
            SHARES
                                ------ ----------------------------------------- --------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- --------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                                ------ ----------------------------------------- --------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

----------------- -----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

----------------- -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

----------------- ----------------------------------------------- -----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- -----------------------------------------------------------------


                     This Amendment No. 22 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 21 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah, David and Sarah Wexner Trust and ASW Holdings, Inc. (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").

Item 5.         Interest in Securities of the Issuer.

                     (a) The responses of the Purchasers to Rows (11) through
(13) of the cover pages of this Amendment No. 22 are incorporated herein by reference. As of August 9, 1999, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 214,080,134, being based on the number of shares outstanding as of June 7, 1999 as reported in the Company's Form 10-Q for the fiscal quarter ended May 1, 1999):

                                                                                                                    Percent
                     Person                                           Number of Shares                              of Class
                     ------                                           ----------------                              --------
1.           Leslie H. Wexner                                              47,100,617 (1)(2)(3)(4)(5)(6)             21.9%

2.           The Wexner Foundation                                            708,317 (1)                             0.3%

3.           Health and Science Interests II                                  350,000 (2)                             0.2%

4.           The Wexner Children's Trust                                   18,750,000 (4)                             8.8%

5.           Harry, Hannah, David and Sarah Wexner Trust                    5,000,000 (5)                             2.3%

6.           ASW Holdings, Inc.                                                   -0- (6)                             0.0%

           ------------------------------

(1) Power to vote or direct the disposition of the 708,317 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(2) Power to vote or direct the disposition of the 350,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie
           H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(3) Includes 543,001 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of June 30, 1999) over which he exercises dispositive but not voting control. Also includes 651,327 shares issuable upon exercise of options held by Mr. Wexner. Excludes 875 shares and 254 options held directly by Abigail S. Wexner, Mr. Wexner's wife, and 200,000 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

(4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(5) Power to vote or direct the disposition of the 5,000,000 shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

(6) Power to vote or direct the disposition of the shares held by ASW Holdings may be deemed to be shared by ASW Holdings with Leslie H. Wexner, by reason of his rights as the settlor of the trust that holds 100% of the outstanding capital stock of ASW Holdings.

                     (b) The responses of the Purchasers to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 22 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) Except for the transactions described in Item 6 of this Amendment No. 22 (which are hereby incorporated herein by reference), since the filing of Amendment No. 21 to this Schedule 13D, the Purchasers effected the following transactions in the Common Stock:

                                    Date of              Amount of            Price per            Where and
     Person                       Transaction            Securities             Share             How Effected
     ------                       -----------            ----------             -----             ------------
ASW Holdings, Inc.                  8/5/99            1,800,000 shares         $45.00              NYSE (sale)


                     (d), (e):  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                     On August 9, 1999, Leslie H. Wexner contributed 1,600,000 shares of Common Stock to ASW Investments, a trust organized under the laws of Ohio. On that same date, ASW Investments contributed its 1,600,000 of Common Stock to ASW Holdings, Inc., a Delaware corporation ("ASW Holdings"). Both of these contributions involved no consideration in exchange. ASW Holdings is wholly-owned by ASW Investments.

                     On August 9, 1999, ASW Holdings sold 7,000,000 shares of Common Stock, at $41 per share, to Bear, Stearns & Co. Inc. in a private transaction.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated August 10, 1999.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999

                                      Leslie H. Wexner
                                      -----------------------------------------
                                      Leslie H. Wexner



                                      THE WEXNER FOUNDATION

                                      By: Darren K. Indyke
                                          -------------------------------------
                                          Darren K. Indyke, Secretary



                                      HEALTH AND SCIENCE INTERESTS II

                                      By: Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee



                                      THE WEXNER CHILDREN'S TRUST

                                      By: Leslie H. Wexner
                                          -------------------------------------
                                          Leslie H. Wexner, Trustee



                                      HARRY, HANNAH, DAVID AND SARAH WEXNER
                                      TRUST

                                      By: Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee



                                      ASW HOLDINGS, INC.

                                      By: Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, President

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated August 10, 1999.













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